SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Press Release of July 29, 2010 — Announcement of results for the six months ended 2 July, 2010.

Press Release of August 3, 2010 — Announcement of share buy-back.

Press Release of August 4, 2010 — Announcement of share buy-back.

Press Release of August 5, 2010 — Announcement of share buy-back.

Press Release of August 6, 2010 — Announcement of share buy-back.

Press Release of August 9, 2010 — Announcement of share buy-back.

Press Release of August 10, 2010 — Announcement of share buy-back.

Press Release of August 11, 2010 — Announcement of share buy-back.

Press Release of August 12, 2010 — Announcement of share buy-back.

Press Release of August 23, 2010 — Announcement of publication of prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme.

Press Release of August 24, 2010 — Information regarding the admission for listing of company shares pursuant to stock option plans for the company’s employees and for employees of its affiliated companies.

RESULTS FOR THE SIX MONTHS ENDED 2 JULY 2010

HALF YEAR 2010 HIGHLIGHTS

•                  Free cash flow of €251 million for the first half of 2010, an increase of €129 million compared to the prior year period.

•                  Volume of 1,009 million unit cases, 2% below the first half of 2009. Net sales revenue of €3,300 million, 1% above the prior year period.

•                  On a comparable basis, operating profit (EBIT) of €320 million, 3% above the prior year period.

•                  On a comparable basis, net profit of €201 million, stable compared to the prior year period, and earnings per share of €0.55, stable compared to the prior year period. The first half of 2010 includes a tax charge of €21 million (€0.06 per share) related to the ‘Extraordinary Social Contribution Tax’ in Greece.

SECOND QUARTER 2010 HIGHLIGHTS

•                  Free cash flow of €186 million for the second quarter of 2010, an increase of €73 million compared to the prior year period.

•                  Volume of 578 million unit cases, 2% below the second quarter of 2009. Net sales revenue of €1,923 million, 2% above the prior year period.

•                  On a comparable basis, operating profit (EBIT) of €264 million, 2% below the prior year period.

•                  On a comparable basis, net profit of €172 million, 11% below the prior year period, and earnings per share of €0.47, 11% below the prior year period. The second quarter of 2010 includes a tax charge of €21 million (€0.06 per share) related to the ‘Extraordinary Social Contribution Tax’ in Greece.

Note: For the definition of comparable basis and EBIT refer to ‘Reconciliation of Reported to Comparable Financial Indicators’ below.

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented:

“The broad geographic spread of our business enabled us to deliver a robust operating performance in the first half of the year, with the effects of increasingly challenging conditions in specific key countries being offset by improving trading performances in other markets, particularly in Eastern Europe.

Our ability to compete effectively through our strong market place execution and planned marketing programmes has enabled us to gain volume share in many of our key markets. In addition, we continue to focus successfully on identifying further efficiency improvements and cost savings which are expected to support future profitability.

Our Group-wide focus on strong cash flow generation continues to yield results, while we are increasing our investment in marketing in countries where signs of recovery are more evident. Whilst remaining vigilant in the highly challenging Balkan markets, we remain on target to deliver our three-year cash flow guidance.”

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results	Half year 2010			Half year 2009
(numbers in € million except per share data)	Operating profit(1)	Net profit(2)	EPS	Operating profit(1)	Net profit(2)	EPS
Reported	314.6	196.6	0.54	301.3	190.0	0.52
Restructuring costs	5.7	4.3	0.01	18.8	17.4	0.05
Other items	—	—	—	(10.0)	(6.7)	(0.02)
Comparable	320.3	200.9	0.55	310.1	200.7	0.55

Group Financial Results	Second quarter 2010			Second quarter 2009
(numbers in € million except per share data)	Operating profit(1)	Net profit(2)	EPS	Operating profit(1)	Net profit(2)	EPS
Reported	262.7	171.2	0.47	264.5	188.1	0.51
Restructuring costs	1.1	0.8	—	9.2	9.7	0.03
Other items	—	—	—	(4.8)	(4.3)	(0.01)
Comparable	263.8	172.0	0.47	268.9	193.5	0.53

(1)       Operating profit (EBIT) refers to profit before tax excluding finance income / (costs) and share of results of equity method investments.

(2)          Profit after tax attributable to owners of the parent.

In order to enhance the analysis and comparability of our financial information, items of an exceptional nature are eliminated from the reported financial indicators to present a comparable basis. Financial indicators presented on a comparable basis exclude the recognition of restructuring costs incurred in both periods under review and the insurance payments received in 2009 in respect of damage sustained at our Nigerian operation in 2008.

Our comparable results in 2010 for both periods under review include a tax charge of €21 million (€0.06 per share) related to the ‘Extraordinary Social Contribution Tax’ in Greece.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘we’ or the ‘Group’) achieved comparable earnings per share of €0.47 in the second quarter of 2010, a 6 cent decline from the second quarter of 2009. This primarily reflects higher taxation expense related to the ‘Extraordinary Social Contribution Tax’ in Greece which reduced earnings per share by 6 cents in the quarter. Unit case volume declined 2% in the quarter reflecting continued challenging economic conditions and low consumer confidence in some key countries, unfavourable weather conditions in Central Europe and the earlier timing of the Easter holiday period in 2010, which particularly affected non-Orthodox countries. These factors were only partly offset by improved volume performances in a few markets.

In terms of categories, sparkling beverages volume declined 3% and 2% in the second quarter and first six months of 2010, respectively. Sales of Coca-Cola trademarked products were marginally up in the quarter, benefiting from successful marketing activities for the FIFA World Cup football event, as well as, extensive sampling programmes in some key countries. Coca-Cola Zero was the main driver of such marginal increase in sales of Coca-Cola trademarked products, with volume of Coca-Cola Zero increasing mid-single digit percentage points in the quarter. Sales of Fanta trademarked products declined by low-double digit percentage points in the quarter. However, early signs are encouraging for our support of the Fanta brand through the introduction of new flavours and the successful re-formulation of Fanta Orange and Fanta Lemon in Russia, Bulgaria, Austria and Hungary.

Volume in the combined water and still beverage category declined by 2% and 3% in the second quarter and first six months of 2010, respectively. In the second quarter, a 1% decline in water and a 5% decline in juice volume were partly offset by volume gains in the ready-to-drink tea and energy drink categories. We continue to support the juice category with flavour and packaging innovation for the Fruice, Cappy and Amita trademarked brands, as well as brand-building marketing programmes.

In the second quarter, the effect of high unemployment and government austerity measures continued to place pressure on household incomes in some of our key countries. These factors, together with unfavourable weather conditions, particularly in Central Europe, had an adverse impact on consumer spending in the immediate consumption channels. As a result, volume of single-serve packages declined by mid-single digit percentage points in the second quarter. An increased level of promotional activity and strong brand activation in the modern trade channel supported multi-serve packages volume, which exhibited only a moderate decline in the second quarter. We continue to maintain a Group-wide focus on strengthening our market positions. In the first half of the year, the successful implementation of planned marketing programmes and high quality outlet execution led to overall volume share gains in the non-alcoholic ready-to-drink category in several of our key markets including Ukraine, Poland, Hungary and Romania.

Net sales revenue for the second quarter increased 2%, with a 2% decline in volume offset by a 4% benefit from foreign exchange rate movements, primarily reflecting the strengthening of the Russian rouble, the Ukrainian hryvnia, the Polish zloty and the Swiss franc against our reporting currency, the euro. In the quarter, comparable operating income declined by 2% as higher pricing, lower commodity costs and favourable currency movements were more than offset by lower volume, negative category and channel mix and higher operating expenses. Furthermore, the change in the mix of our capital expenditure this year, primarily reflecting our increased investment in SAP, resulted in additional depreciation compared to the prior year period. All these factors led to a decrease in comparable operating profit margins from 14.2% to 13.7% in the quarter. Comparable EBITDA grew by 3% in the quarter and EBITDA margin increased by 20 basis points to 19.0%.

In the second quarter, Coca-Cola Hellenic’s profitability benefited from earlier cost saving and restructuring initiatives, with the majority of the €30 million incremental benefits from the initiatives undertaken in 2009 already realised in the first six months of the year. We have also identified further cost saving opportunities that we expect will support the long-term competitiveness and efficiency of our operations. Increased operating profit, effective working capital management and the different phasing of our capital investments contributed to a €129 million increase in free cash flow in the first half of the year.

Operational Review by Reporting Segments

Established markets

	Half year	Half year	%	Q2	Q2%
	2010	2009	change	2010	2009	change
Volume (million unit cases)	352.7	371.2	-5%	197.3	206.9	-5%
Net sales revenue (€ million)	1,414.0	1,479.1	-4%	789.8	825.5	-4%
Operating profit (€ million)	145.3	149.5	-3%	101.9	113.2	-10%
Comparable operating profit (€ million)	150.7	165.2	-9%	103.3	122.0	-15%

•                  Unit case volume in the established markets segment declined by 5% in both the quarter and first half of 2010, cycling flat organic volume in each of the respective prior year periods.

•                  Volume in Greece declined by approximately 10% in the second quarter following the introduction of severe austerity measures in response to the country’s economic crisis. Such austerity measures have resulted in a further deterioration in consumer confidence, declining real wages, rising unemployment and reduced consumer spending. The anticipated pressure on the tourism sector over the key summer selling period, as well as increasing liquidity constraints of some customers are expected to result in the current challenging trading conditions in Greece continuing over the full year.

•                  Volume in Italy declined by low-single digit percentage points in the quarter, primarily reflecting unfavourable weather conditions in May and June in the northern region of Italy, as well as, the delayed timing of promotional activities compared with 2009. The adverse impact of low consumer confidence is particularly evident in immediate consumption channels.

•                  Volume in Ireland declined by mid-single digit percentage points in the second quarter. Economic conditions remain highly challenging in the country as consumer spending continues to be negatively impacted by high unemployment and the effect of new austerity measures introduced by the government.

•                  Volume in Switzerland grew by low-single digit percentage points in the second quarter as we continue to benefit from an improving economic environment and the successful listing of Coca-Cola branded products in the largest supermarket chain in the country. This volume performance was achieved despite heavy rainfall across the country in May which resulted in the delayed opening of many seasonal outlets.

•                  Established markets contributed €151 million to the Group’s comparable operating profit for the first half of 2010 (a 9% decrease from the prior year period) and €103 million for the second quarter (a 15% decrease from the prior year period). In the second quarter, lower volume and adverse category and channel mix, more than offset lower raw material costs and a positive impact from the realisation of prior year cost savings.

Developing markets

	Half year	Half year	%	Q2	Q2%
	2010	2009	change	2010	2009	change
Volume (million unit cases)	185.2	187.6	-1%	105.4	109.0	-3%
Net sales revenue (€ million)	539.1	550.6	-2%	308.5	325.3	-5%
Operating profit (€ million)	32.3	27.1	19%	31.4	35.1	-11%
Comparable operating profit (€ million)	32.2	28.3	14%	31.1	35.5	-12%

•                  Unit case volume in the developing markets segment declined by 3% in the second quarter of 2010, following a decline of 4% in the prior year period. Unit case volume declined 1% in the first six months of 2010, following a 1% decline in the prior year period.

•                  Net sales revenue declined 5% in the quarter as the benefit of positive foreign currency movements and pricing were offset by lower volume and negative product and channel mix.

•                  Volume in Poland declined by low-single digit percentage points in both periods under review. Volume in the second quarter was adversely affected by severe flooding in parts of the country in May and June, resulting in some disruption to our distribution. In addition, a period of national mourning following the death of Poland’s president and other senior ranking government officials resulted in the closure of some retail outlets over two consecutive weekends in April. Even though we witnessed a recovery in June, these factors had a disproportionate negative impact on volume particularly in immediate consumption channels in the second quarter. However, we continue to gain volume share across most beverage categories and extended our leadership ratio versus our main competitors in the second quarter.

•                  Volume in Hungary declined by high single-digit percentage points in the second quarter and mid-single digit percentage points in the year-to-date. The volume performance in the quarter reflects ongoing challenging economic conditions in the country, the impact of unfavourable weather conditions in April and May and a negative timing effect from the earlier timing of Easter this year. Nevertheless, our promotional activities and successful outlet level execution have helped us increase our overall volume share of the non-alcoholic ready-to-drink category since the beginning of the year.

•                  Volume in the Czech Republic grew by mid single-digit percentage points in both periods under review. Successful multi-pack promotional activity in the modern trade channel supported low double digit growth of Coca-Cola trademarked products in both the quarter and the first six months of the year. Strong outlet execution and new flavour innovation in the ready-to-drink tea category supported mid-teens percentage point growth of the Nestea brand in the second quarter.

•                  Developing markets contributed €32 million to the Group’s comparable operating profit for the first half of 2010 (14% higher than the prior year period) and €31 million for the second quarter (a 12% decrease from the prior year period). Lower volume and negative channel mix more than offset the positive impact of currency movements and improved cost efficiencies in the second quarter.

Emerging markets

	Half year	Half year	%	Q2	Q2%
	2010	2009	change	2010	2009	change
Volume (million unit cases)	471.1	474.6	-1%	275.2	276.7	-1%
Net sales revenue (€ million)	1,347.0	1,236.0	9%	824.8	740.6	11%
Operating profit (€ million)	137.0	124.7	10%	129.4	116.2	11%
Comparable operating profit (€ million)	137.4	116.6	18%	129.4	111.4	16%

•                  Unit case volume in the emerging markets segment declined by 1% in both the second quarter and first half of 2010, following a decline of 2% in both of the prior year periods.

•                  Net sales revenue increased by 11% in the second quarter as lower volume was more than offset by higher pricing, improved category mix and a positive currency impact.

•                  Volume in Russia increased by mid-single and low-single digit percentage points in the second quarter and first six months of 2010, respectively. We are witnessing signs of economic stabilisation in Russia, with a decline in unemployment and rising real disposable income supporting increased consumer confidence and spending. Volume of Coca-Cola trademarked products grew by double-digit percentage points in the quarter, following a successful FIFA World Cup marketing campaign and extensive sampling activities. Juice volume grew by low-single digit percentage points in the second quarter, supported by effective marketing programmes aimed at increasing brand equity.

•                  Volume in Nigeria grew by low-single digit percentage points in the second quarter, cycling high single-digit growth in the prior year period. Slight volume growth in sparkling beverages in the quarter was supported by the continued successful roll-out of the ‘Ultra-bottle’ package in the Lagos area. We continue to witness strong growth in the juice category as we benefit from increased capacity, as well as, new flavour and package innovation.

•                  Volume in Romania declined by low-double digit percentage points in the second quarter reflecting the continued challenging economic environment, earlier timing of Easter this year and the effect of severe flooding in the southern and eastern regions of the country. In the quarter, the Romanian government announced new austerity measures comprising steep cuts to public sector salaries, a 5% increase in VAT (effective from July) and a reduction in subsidies for certain household utilities. Such measures are expected to further reduce consumer confidence and discretionary spending in 2010.

•                  Emerging markets contributed €137 million to the Group’s comparable operating profit for the first half of 2010 (18% higher than the prior year period) and €129 million for the second quarter (a 16% increase from the prior year period). The positive impact of increased pricing, positive category mix and favourable currency movements more than offset the negative impact of lower volume and higher raw material prices.

Business Outlook

In the first half of 2010, we witnessed varying volume performances across our portfolio of markets. While economic conditions remain challenging in certain of our key markets, we are encouraged by some early signs of economic stabilisation in a few of our countries of operation. We continue to expect that the timing and degree of economic recovery will differ across our markets. While consensus estimates indicate that economic growth may return in many European countries in 2010, we expect growth in the non-alcoholic ready-to-drink category to lag this GDP growth. We remain vigilant with regard to deteriorating economic conditions in Greece, Romania and Bulgaria and are closely monitoring developments in these countries.

We continue to expect a slight increase in commodity costs in 2010 compared with the prior year. Based on the favourable year-to-date currency impact and hedge contracts in place for the remainder of 2010, at current spot prices we continue to expect a significant currency benefit to our 2010 operating profit.

We continue to maintain a strong focus on realising efficiency improvements and effectively managing operating costs to maximise the long-term competitiveness of our business. As a result, we have identified new cost reduction opportunities from restructuring initiatives that are expected to deliver a benefit of approximately €6 million to 2010 operating profit and an annualised benefit of approximately €20-25 million in future years. Such initiatives are expected to result in approximate pre-tax charges of between €25-30 million in 2010. Of this amount, restructuring costs incurred during the first six months of 2010 were €6 million before tax. In addition, prior year restructuring initiatives are expected to generate an incremental benefit to operating profit in 2010 of approximately €30 million, the majority of which was realised in the first six months of the year.

Our ongoing focus on working capital management, our well invested production capacity and our planned improvement in operating profit, are all expected to support continued strong cash flow generation over the current three-year business planning cycle, with EBITDA growth continuing to outpace operating profit growth. In the three-year period ending 2012, cumulative net capital expenditure is expected to be approximately €1.4 billion and free cash flow (operating cash flow net of capital expenditure) is expected to be approximately €1.5 billion. In addition, Coca-Cola Hellenic continues to benefit from a robust capital structure and good liquidity with no bond refinancing commitments until July 2011.

Group Financial Review

	Six months
	2010 € million	2009 € million	% Change
Volume in unit cases (in millions)	1,009.0	1,033.4	-2%
Net sales revenue	3,300.1	3,265.7	1%
Cost of goods sold	(1,955.3)	(1,961.1)	—
Gross profit	1,344.8	1,304.6	3%
Total operating expenses	(1,030.2)	(1,003.3)	3%
Comparable operating expenses(1)	(1,024.5)	(994.5)	3%
Operating profit	314.6	301.3	4%
Comparable operating profit (1)	320.3	310.1	3%
Adjusted EBITDA(2)	507.7	482.1	5%
Comparable Adjusted EBITDA(1),(2)	513.8	488.6	5%
Net profit attributable to owners of the parent	196.6	190.0	3%
Comparable net profit attributable to owners of the parent(1)	200.9	200.7	—
Basic earnings per share (in euro)	0.54	0.52	4%
Comparable basic earnings per share (in euro)(1)	0.55	0.55	—

	Second quarter
	2010 € million	2009 € million	% Change
Volume in unit cases (in millions)	577.9	592.6	-2%
Net sales revenue	1,923.1	1,891.4	2%
Cost of goods sold	(1,113.3)	(1,100.2)	1%
Gross profit	809.8	791.2	2%
Total operating expenses	(547.1)	(526.7)	4%
Comparable operating expenses(1)	(546.0)	(522.3)	5%
Operating profit	262.7	264.5	-1%
Comparable operating profit (1)	263.8	268.9	-2%
Adjusted EBITDA(2)	363.1	351.3	3%
Comparable Adjusted EBITDA(1),(2)	364.6	355.5	3%
Net profit attributable to owners of the parent	171.2	188.1	-9%
Comparable net profit attributable to owners of the parent(1)	172.0	193.5	-11%
Basic earnings per share (in euro)	0.47	0.51	-8%
Comparable basic earnings per share (in euro)(1)	0.47	0.53	-11%

(1)          Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section above.

(2)          We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, stock option compensation and other non-cash items, if any.

Net sales revenue

Net sales revenue per unit case increased by approximately 3% in the first half of 2010 and 4% in the second quarter of 2010, in each case compared to the respective prior year periods. On a currency neutral basis, net sales revenue per unit case for the Group remained stable in the first half and the second quarter of 2010, in each case compared to the respective prior year periods. In the first half of 2010 net sales revenue per unit case for our established markets remained stable, whereas for our developing markets decreased by approximately 7% and for our emerging markets increased by approximately 4%, in each case on a currency neutral basis.

Cost of goods sold

Cost of goods sold remained stable in the first half of 2010 and increased by 1% during the second quarter of 2010, compared to the prior year periods.

Cost of goods sold (continued)

Cost of goods sold per unit case increased by 2% during the first half of 2010 and by 4% during the second quarter of 2010, in each case compared to the respective prior year periods. These increases relate to lower raw material costs and the benefit of earlier cost savings being more than offset by the foreign currency effects of a weaker euro during the current year period.

Gross profit

Gross profit margins increased from 39.9% in the first half of 2009 to 40.8% in the first half of 2010 and from 41.8% in the second quarter of 2009 to 42.1% in the second quarter of 2010. On a per unit case basis, gross profit increased by approximately 6% in the first half of 2010 and by 5% in the second quarter of 2010, in each case versus the respective prior year periods. On a currency neutral basis, gross profit per unit case increased by approximately 1% in the first half of 2010 and remained stable in the second quarter of 2010, in each case versus the respective prior year periods.

Operating expenses

Total comparable operating expenses increased by approximately 3% in the first half of 2010 and by 5% in the second quarter of 2010, in each case versus the respective prior year periods. The higher comparable operating expenses in the first six months reflected an increase in sales costs and the impact of foreign exchange movements, which was partly offset by lower administration costs.

Operating profit

Comparable operating profit increased by approximately 3% to €320 million in the first half of 2010 versus €310 million in the first half of 2009. Comparable operating profit slightly decreased from €269 million to €264 million in the second quarter of 2010, as positive pricing, lower input costs and foreign currency benefits were offset by negative volume and package mix and higher operating expenses, compared to the prior year period. The Group’s comparable operating margin increased by 21 basis points in the first half of 2010 and decreased by 50 basis points in the second quarter of 2010, in each case compared to the respective prior year periods.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for the first half of 2010 was approximately 28% versus 22% in the prior year period. The Group’s effective tax rate varies quarterly based on the mix of taxable profits, non-deductibility of certain expenses, non-taxable income and other one off tax items across its territories. Included in current tax expense in the second quarter, is €21 million for the ‘Extraordinary Social Contribution Tax’ in Greece applicable to 2009. This tax was enacted during the second quarter as part of the country’s austerity measures and was applied retrospectively on net income for the 2009 fiscal year.

Net profit

Comparable net profit remained stable at €201 million in the first half of 2010. In the second quarter, comparable net profit was €172 million, compared to €194 million the prior year period, reflecting mainly the accrual for the ‘Extraordinary Social Contribution Tax’ in Greece which was applied retrospectively on net income for the 2009 fiscal year.

Cash flow

Cash flow generated from operating activities increased by €48 million to €426 million in the first half of 2010, versus €378 million in the prior year period. Free cash flow was €251 million for the first half of 2010, compared to €122 million in the corresponding prior year period.

Capital expenditure

Capital expenditure, amounted to €175 million in the first half of 2010, compared to €256 million in the prior year period. Amounts are net of receipts from the disposal of assets, including principal repayments of finance lease obligations and excluding any insurance receipts in respect of fire damage at the Nigerian operation in 2008.

Supplementary Information

The financial measures operating profit, Adjusted EBITDA, Capital Expenditure and Free Cash Flow are comprised of the following reported amounts in the condensed consolidated interim financial statements, as follows:

	Half year
	2010 € million	2009 € million
Profit after tax	203.2	201.1
Tax charged to the income statement	79.1	57.6
Finance costs, net	34.3	43.5
Share of results of equity method investments	(2.0)	(0.9)
Operating profit	314.6	301.3
Depreciation of property, plant and equipment	188.1	174.8
Amortisation and adjustments to intangible assets	1.8	3.0
Employee share options	3.2	3.0
Adjusted EBITDA	507.7	482.1
Net losses on disposal of non-current assets	—	4.2
Increase in working capital	(31.8)	(83.2)
Tax paid	(50.4)	(25.6)
Net cash from operating activities	425.5	377.5

Payments for purchases of property, plant and equipment	(143.5)	(216.6)
Principal repayments of finance lease obligations	(36.7)	(44.8)
Proceeds from sale of property, plant and equipment	5.6	5.9
Capital expenditure	(174.6)	(255.5)

Net cash from operating activities	425.5	377.5
Capital expenditure	(174.6)	(255.5)
Free cash flow	250.9	122.0

	Second quarter
	2010 € million	2009 € million
Profit after tax	175.6	194.6
Tax charged to the income statement	71.6	53.3
Finance costs, net	17.3	18.2
Share of results of equity method investments	(1.8)	(1.6)
Operating profit	262.7	264.5
Depreciation of property, plant and equipment	97.8	83.9
Amortisation and adjustments to intangible assets	0.9	1.7
Employee share options	1.7	1.2
Adjusted EBITDA	363.1	351.3
Net (gains) / losses on disposal of non-current assets	(1.2)	1.6
Increase in working capital	(47.2)	(98.7)
Tax paid	(20.9)	(15.3)
Net cash from operating activities	293.8	238.9

Payments for purchases of property, plant and equipment	(90.9)	(108.4)
Principal repayments of finance lease obligations	(18.3)	(20.6)
Proceeds from sale of property, plant and equipment	1.8	3.3
Capital expenditure	(107.4)	(125.7)

Net cash from operating activities	293.8	238.9
Capital expenditure	(107.4)	(125.7)
Free cash flow	186.4	113.2

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London (LSE: CCB) stock exchange. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the first half of 2010 financial results on 29 July 2010 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email: george.toulantas@cchellenic.com
Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com
European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2010 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the consolidated financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 2 July 2010 € million	As at 31 December 2009 € million
Assets
Intangible assets	4	1,928.2	1,874.1
Property, plant and equipment	4	3,104.1	2,961.3
Other non-current assets		234.7	212.9
Total non-current assets		5,267.0	5,048.3

Inventories		614.6	425.1
Trade and other receivables		1,328.3	1,091.4
Cash and cash equivalents	5	329.0	232.0
Total current assets		2,271.9	1,748.5
Total assets	3	7,538.9	6,796.8

Liabilities
Short-term borrowings	5	261.1	307.0
Other current liabilities		1,745.2	1,335.6
Total current liabilities		2,006.3	1,642.6

Long-term borrowings	5	2,224.1	2,100.6
Other non-current liabilities		388.2	457.7
Total non-current liabilities		2,612.3	2,558.3

Equity
Owners of the parent		2,807.8	2,493.2
Non-controlling interests	11	112.5	102.7
Total equity		2,920.3	2,595.9
Total equity and liabilities		7,538.9	6,796.8

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Six months to 2 July 2010 € million	Six months to 3 July 2009 € million
Net sales revenue	3	3,300.1	3,265.7
Cost of goods sold		(1,955.3)	(1,961.1)
Gross profit		1,344.8	1,304.6

Operating expenses		(1,024.5)	(994.5)
Restructuring costs	6	(5.7)	(18.8)
Other items	6	—	10.0
Total operating expenses		(1,030.2)	(1,003.3)

Operating profit	3	314.6	301.3

Finance income		3.1	5.6
Finance costs		(37.4)	(49.1)
Finance costs, net	7	(34.3)	(43.5)
Share of results of equity method investments		2.0	0.9
Profit before tax		282.3	258.7

Tax	8	(79.1)	(57.6)
Profit after tax		203.2	201.1

Attributable to:
Owners of the parent		196.6	190.0
Non-controlling interests		6.6	11.1
		203.2	201.1

Basic and diluted earnings per share (€)	9	0.54	0.52

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Six months to 2 July 2010 € million	Six months to 3 July 2009 € million
Profit after tax for the period	203.2	201.1

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains during the period	2.1	0.4
Cash flow hedges:
Amounts of gains / (losses) during the period	1.8	(16.6)
Amounts of losses / (gains) reclassified to profit and loss for the period	2.3	(8.7)
Foreign currency translation	215.1	(89.0)
Share of other comprehensive income of equity method investments	2.2	(0.5)
Income tax relating to components of other comprehensive income	(0.8)	5.2
Other comprehensive income for the period, net of tax	222.7	(109.2)
Total comprehensive income for the period	425.9	91.9

Attributable to:
Owners of the parent	411.9	82.1
Non-controlling interests	14.0	9.8
	425.9	91.9

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 2 July 2010 € million	Three months to 3 July 2009 € million
Net sales revenue	3	1,923.1	1,891.4
Cost of goods sold		(1,113.3)	(1,100.2)
Gross profit		809.8	791.2

Operating expenses		(546.0)	(522.3)
Restructuring costs	6	(1.1)	(9.2)
Other items	6	—	4.8
Total operating expenses		(547.1)	(526.7)

Operating profit	3	262.7	264.5

Finance income		1.8	1.5
Finance costs		(19.1)	(19.7)
Finance costs, net	7	(17.3)	(18.2)
Share of results of equity method investments		1.8	1.6
Profit before tax		247.2	247.9

Tax	8	(71.6)	(53.3)
Profit after tax		175.6	194.6

Attributable to:
Owners of the parent		171.2	188.1
Non-controlling interests		4.4	6.5
		175.6	194.6

Basic and diluted earnings per share (€)	9	0.47	0.51

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 2 July 2010 € million	Three months to 3 July 2009 € million
Profit after tax for the period	175.6	194.6

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains during the period	2.3	0.3
Cash flow hedges:
Amounts of gains / (losses) during the period	3.2	(6.6)
Amounts of losses / (gains) reclassified to profit and loss for the period	0.9	(5.2)
Foreign currency translation	61.6	55.3
Share of other comprehensive income of equity method investments	1.2	(0.2)
Income tax relating to components of other comprehensive income	(0.9)	2.5
Other comprehensive income for the period, net of tax	68.3	46.1
Total comprehensive income for the period	243.9	240.7

Attributable to:
Owners of the parent	234.9	236.8
Non-controlling interests	9.0	3.9
	243.9	240.7

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2009	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Share-based compensation:
Options	—	—	—	—	3.0	—	3.0	—	3.0
Movement in treasury shares	—	—	—	—	(0.7)	—	(0.7)	—	(0.7)
Shares repurchased	—	—	(10.0)	—	—	—	(10.0)	—	(10.0)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Appropriation of reserves	—	—	—	—	18.4	(18.4)	—	—	—
Dividends	—	—	—	—	—	(61.4)	(61.4)	(4.5)	(65.9)
Total comprehensive income for the period, net of tax(1)	—	—	—	(88.2)	(19.7)	190.0	82.1	9.8	91.9
Balance as at 3 July 2009	182.7	1,665.0	(10.0)	(289.6)	367.7	937.9	2,853.7	95.4	2,949.1
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation:
Options	—	—	—	—	3.4	—	3.4	—	3.4
Movement in treasury shares	—	—	—	—	0.7	—	0.7	—	0.7
Shares repurchased	—	—	(6.6)	—	—	—	(6.6)	—	(6.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses relating to the share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	(16.2)	16.2	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	—	—	(2.7)	(2.7)
Total comprehensive income for the period, net of tax	—	—	—	10.6	13.2	209.2	233.0	10.0	243.0
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9
Shares issued to employees exercising stock options	0.1	3.0	—	—	—	—	3.1	—	3.1
Share-based compensation:
Options	—	—	—	—	3.2	—	3.2	—	3.2
Movement in treasury shares	—	—	—	—	0.2	—	0.2	—	0.2
Shares repurchased	—	—	(35.7)	—	—	—	(35.7)	—	(35.7)
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Dividends	—	—	—	—	—	(68.1)	(68.1)	(4.2)	(72.3)
Total comprehensive income for the period, net of tax(2)	—	—	—	209.9	5.4	196.6	411.9	14.0	425.9
Balance as at 2 July 2010	182.9	1,116.8	(50.6)	(99.2)	388.6	1,269.3	2,807.8	112.5	2,920.3

(1)          The amount included in the exchange equalisation reserve of €88.2 million loss for the first half of 2009 represents the exchange loss attributed to the owners of the parent of €87.7 million plus the share of equity method investments of €0.5 million loss.

The amount included in other reserves of €19.7 million loss for the first half of 2009 consists of gains on valuation of available-for-sale financial assets of €0.4 million, losses on cash flow hedges of €25.3 million (of which €16.6 million represents revaluation losses for the period and €8.7 million represents revaluation gains reclassified to profit and loss for the period) and the deferred income tax credit therefore amounting to €5.2 million.

The amount included in non-controlling interests of €9.8 million income for the first half of 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €1.3 million loss and in the retained earnings of €11.1 million income.

(2)          The amount included in the exchange equalisation reserve of €209.9 million gain for the first half of 2010 represents the exchange gain attributed to the owners of the parent of €207.7 million plus the share of equity method investments of €2.2 million gain.

The amount included in other reserves of €5.4 million gain for the first half of 2010 consists of gains on valuation of available-for-sale financial assets of €2.1 million, gains on cash flow hedges of €4.1 million (of which €1.8 million represents revaluation gains for the period and €2.3 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax charge thereof amounting to €0.8 million.

The amount included in non-controlling interests of €14.0 million income for the first half of 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €7.4 million gain and in the retained earnings of €6.6 million income.

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Six months to 2 July 2010 € million	Six months to 3 July 2009 € million
Operating activities
Profit after tax		203.2	201.1
Finance costs, net	7	34.3	43.5
Share of results of equity method investments		(2.0)	(0.9)
Tax charged to the income statement		79.1	57.6
Depreciation of property, plant and equipment	4	188.1	174.8
Employee share options		3.2	3.0
Amortisation and adjustments to intangible assets	4	1.8	3.0
		507.7	482.1

Losses on disposal of property, plant and equipment		—	4.2
Increase in inventories		(163.2)	(115.4)
Increase in trade and other receivables		(209.9)	(89.9)
Increase in trade and other payables		341.3	122.1
Tax paid		(50.4)	(25.6)
Net cash from operating activities		425.5	377.5

Investing activities
Payments for purchases of property, plant and equipment		(143.5)	(216.6)
Payments for purchases of intangible assets		—	(0.5)
Proceeds from sales of property, plant and equipment		5.6	5.9
Net (payments for) / receipts from investments		(1.7)	0.1
Interest received		3.1	6.6
Net receipts from acquisitions		—	8.7
Net cash used in investing activities		(136.5)	(195.8)

Financing activities
Share buy-back payments		(35.7)	(10.0)
Proceeds from shares issued to employees exercising stock options		3.1	—
Dividends paid		(108.2)	(98.2)
Net decrease in borrowings		(40.4)	(471.3)
Principal repayments of finance lease obligations		(36.7)	(44.8)
Proceeds from sale of interest rate swap contracts	7	33.0	—
Interest paid	7	(13.1)	(31.1)
Net cash used in financing activities		(198.0)	(655.4)

Increase / (decrease) in cash and cash equivalents		91.0	(473.7)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		232.0	724.6
Increase / (decrease) in cash and cash equivalents		91.0	(473.7)
Effect of changes in exchange rates		6.0	(2.8)
Cash and cash equivalents at the end of the period	5	329.0	248.1

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2009, except for the following new or revised accounting standards and interpretations that have been implemented in 2010: International Financial Reporting Standard (‘IFRS’) 3, Business Combinations; IFRS 8, Operating Segments; International Accounting Standard (‘IAS’) 27, Consolidated and Separate Financial Statements; IAS 36, Impairment of Assets; IAS 38, Intangible Assets and International Financial Reporting Interpretations Committee (‘IFRIC’) Interpretation 17, Distribution of Non-cash Assets to Owners. None of these new or revised accounting standards and interpretations had a material impact on the current or prior periods.

Operating results for the first half of 2010 are not indicative of the results that may be expected for the year ended 31 December 2010 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements should be read in conjunction with the 2009 annual financial statements, which include a full description of the Group’s accounting policies.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	2 July 2010	3 July 2009	2 July 2010	31 December 2009
US dollar	1.31	1.34	1.23	1.44
UK sterling	0.86	0.89	0.81	0.90
Polish zloty	4.03	4.50	4.14	4.15
Nigerian naira	195.27	196.79	182.43	213.71
Hungarian forint	274.00	289.65	285.40	272.70
Swiss franc	1.43	1.51	1.33	1.49
Russian rouble	39.62	44.45	38.35	43.33
Romanian leu	4.17	4.22	4.36	4.21
Ukrainian hryvnia	10.44	10.29	9.64	11.47

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended		Six months ended
	2 July 2010	3 July 2009	2 July 2010	3 July 2009
Volume in unit cases (million)
Established countries	197.3	206.9	352.7	371.2
Developing countries	105.4	109.0	185.2	187.6
Emerging countries	275.2	276.7	471.1	474.6
Total volume	577.9	592.6	1,009.0	1,033.4
Net sales revenue (€ million)
Established countries	789.8	825.5	1,414.0	1,479.1
Developing countries	308.5	325.3	539.1	550.6
Emerging countries	824.8	740.6	1,347.0	1,236.0
Total net sales revenue	1,923.1	1,891.4	3,300.1	3,265.7
Adjusted EBITDA (€ million)
Established countries	138.0	144.3	212.1	211.9
Developing countries	48.8	52.4	67.7	62.0
Emerging countries	176.3	154.6	227.9	208.2
Total adjusted EBITDA	363.1	351.3	507.7	482.1
Operating profit (€ million)
Established countries	101.9	113.2	145.3	149.5
Developing countries	31.4	35.1	32.3	27.1
Emerging countries	129.4	116.2	137.0	124.7
Total operating profit	262.7	264.5	314.6	301.3
Reconciling items (€ million)
Finance costs, net	(17.3)	(18.2)	(34.3)	(43.5)
Share of results of equity method investments	1.8	1.6	2.0	0.9
Tax	(71.6)	(53.3)	(79.1)	(57.6)
Non-controlling interests	(4.4)	(6.5)	(6.6)	(11.1)
Profit after tax attributable to owners of the parent	171.2	188.1	196.6	190.0

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis (continued)

	As at
	2 July 2010	31 December 2009
Total assets (€ million)
Established	3,788.8	3,512.1
Developing	1,121.3	1,059.1
Emerging	2,867.7	2,421.2
Corporate / inter-segment receivables	(238.9)	(195.6)
Total assets	7,538.9	6,796.8

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2010	2,961.3	1,874.1
Additions	170.9	—
Disposals	(6.7)	—
Reclassified from assets held for sale	0.6	—
Classified to assets held for sale	(0.4)	—
Depreciation / amortisation	(188.1)	(1.8)
Foreign exchange differences	166.5	55.9
Closing net book value as at 2 July 2010	3,104.1	1,928.2

5.                          Net debt

	As at
	2 July 2010 € million	31 December 2009 € million
Long-term borrowings	2,224.1	2,100.6
Short-term borrowings	261.1	307.0
Cash and cash equivalents	(329.0)	(232.0)
Net debt	2,156.2	2,175.6

The Group’s net debt position was stable compared to 31 December 2009. Long-term and short-term borrowings increased by a combined total of €77.6 million, largely due to the currency translation impact of the US dollar borrowings, while at the same time the Group’s cash position increased by €97.0 million mainly due to positive cash flow generated from operating activities during the period, as well as, proceeds from the sale of interest rate swap contracts.

On 7 July 2010, Standard & Poor’s Ratings Services affirmed Coca-Cola Hellenic’s “A” long-term corporate credit rating and its “A-1” short-term corporate credit and commercial paper ratings. The outlook is stable. The long-term rating of the Company’s senior unsecured debt currently remains on CreditWatch negative. Moody’s credit ratings remained unchanged over the period, i.e. “A3” long-term corporate credit rating, “P2” short-term corporate credit and commercial paper ratings and stable outlook.

The balance of cash and cash equivalents as at 2 July 2010 of €329.0 million includes an amount of €17.2 million that has been deposited in a special purpose account in Serbia in relation to the tender offer to purchase all shares of the non-controlling interest in Coca-Cola HBC Serbia A.D. Refer to Note 11 for further information.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

6.                          Restructuring costs and other items

Restructuring costs during the first half and the second quarter of 2010 amounted to €5.7 million and €1.1 million before tax, respectively, mainly in established markets. Restructuring costs during the first half of 2009 amounted to €18.8 million, of which €15.8 million, €1.1 million and €1.9 million related to the Group’s established, developing and emerging markets, respectively.

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Group has a 66% interest, had been substantially damaged by fire. During the first half of 2009, €5.2 million was received as an interim payment from the Group’s insurers and an additional amount of €4.8 million was recorded following the agreement with our insurers on a further interim payment. During the full year of 2009, a total of €32.8 million was received. There were no such amounts received in the first half of 2010.

7.                            Finance costs, net

	Six months ended
	2 July 2010 €million	3 July 2009 €million
Interest expense	37.6	44.4
Net foreign exchange (gains) / losses	(0.2)	4.7
Interest income	(3.1)	(5.6)
Finance costs, net	34.3	43.5

	Three months ended
	2 July 2010 € million	3 July 2009 € million
Interest expense	19.0	17.4
Net foreign exchange losses	0.1	2.3
Interest income	(1.8)	(1.5)
Finance costs, net	17.3	18.2

In the second quarter of 2010, Coca-Cola Hellenic adjusted its interest rate profile by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million. This unwinding aims to stabilize future interest expense by causing the majority thereof to be unaffected by fluctuations in Euribor. As a result of this unwinding, Coca-Cola Hellenic received €48.5 million, of which €15.5 million related to accumulated net interest receivable and €33.0 million related to the fair value of the interest rate swap contracts.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

8.                            Tax

The Group’s effective tax rate can differ from the Greek statutory tax rate (24% for 2010) as a consequence of a number of factors, the most significant of which are: non-deductibility of certain expenses, non-taxable income and other one off tax items. This is mainly because the statutory tax rates of the countries in which the Group operates range from 0%-31% and thus differ significantly from the Greek statutory tax rate.

On 6 May 2010, the Greek Government enacted the ‘Extraordinary Social Contribution Tax’ (Law Nr 3845/2010). According to article 5, the ‘Extraordinary Social Contribution Tax’, was applied retrospectively on net income for the fiscal year ended 31 December 2009. The amount of such ‘Extraordinary Social Contribution Tax’ applicable to 2009 is €21.2 million and this amount is recorded as current tax expense in the three months ended 2 July 2010.

9.                            Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares in issue during the period (2010 first half: 364,030,136, 2010 second quarter: 363,723,904, 2009 first half: 365,287,482, 2009 second quarter: 365,170,349). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

10.                     Share capital

During 2009, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 5,751 and 131,227 new ordinary shares, as announced on 28 August and 23 November 2009 respectively, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan. Total proceeds from the issue of the shares were €1.8 million.

During the first half of 2010, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 163,354 and 161,663 new ordinary shares, as announced on 26 February and 17 May 2010 respectively, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan. Total proceeds from the issue of the shares were €3.1 million.

After the above changes, the share capital amounts to €182.9 million and is comprised of 365,864,092 shares with a nominal value of €0.50 each.

Recapitalisation (Capital return)

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of approximately €548.1 million to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting held on 16 October 2009, shareholders approved an increase of Coca-Cola Hellenic’s share capital by €548.1 million, through the capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00.

At the same Extraordinary General Meeting, the shareholders also approved the decrease of Coca-Cola Hellenic’s share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, Coca-Cola Hellenic realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

10.                   Share capital (continued)

Share buy-back programme

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to article 16 of Codified Law 2190/1920. Based on the Coca-Cola Hellenic’s capitalisation at that time, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share and may only be undertaken until 26 April 2011.

Applicable law does not require any actual use of such approved share buy-back programmes. Coca-Cola Hellenic may therefore, at its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 2 July 2010, 3,081,812 shares had been purchased pursuant to the share buy-back programme for a total cost of approximately €52.3 million, bringing the shares in circulation to 362,782,280. No additional shares were purchased up to 28 July 2010.

11.                   Non-controlling interests

The Group has initiated a tender offer to purchase all shares of the non-controlling interest in Coca-Cola HBC Serbia A.D. Coca-Cola Hellenic indirectly controls 89.1% of the shares of Coca-Cola HBC Serbia A.D. The total value of the transaction, if agreed by the non-controlling interest at the offered price, is approximately €19.5 million. The period of the tender offer expires on 2 August 2010.

12.                   Dividends

The shareholders approved a dividend of €0.30 per share (totalling €109.7 million, based on the number of shares outstanding as at 31 December 2009) for the year ended 31 December 2009, at the Annual General Meeting of Shareholders that was held on 21 June 2010.

An amount equal to €41.6 million of the total dividend was accrued as of 31 December 2009, as a statutory minimum dividend in accordance with the Greek corporate legislation. The remaining €68.1 million is recorded in shareholders’ equity in the second quarter of 2010, as an appropriation of retained earnings.

The dividend is subject to a 10% withholding tax in accordance with article 18 of Law Nr 3697/2008 and the dividend payment commenced on 1 July 2010.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

13.                   Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9 million for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007 the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine of € 2.8 million was recognised in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. The cases are still pending before the Supreme Administrative Court of Greece.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7 million. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the Company’s Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. The authority published an invitation for comments by third parties. At present, it is not possible to predict the final outcome of this investigation or quantify the likelihood or materiality of any potential liability arising from it.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

14.                   Employee numbers

The average number of full-time equivalent employees in the first half of 2010 was 42,374 (44,865 for the first half of 2009).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

15.                   Related party transactions

a) The Coca-Cola Company

As at 2 July 2010, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC’) indirectly owned 23.3% (2009: 23.3%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC during the first half and the second quarter of 2010 amounted to €658.3 million and €360.6 million respectively (€655.4 million and €357.5 million in the respective prior year periods).Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €20.1 million and €12.2 million respectively (€19.9 million and €9.0 million in the prior year periods).

In the first half and the second quarter of 2010, the Group did not record any gain or loss from sales of items of property, plant and equipment to TCCC (€0.2 million gain and nil in the prior year periods). During the first half and the second quarter of 2010, the Group sold €28.1 million and €19.9 million of finished goods and raw materials to TCCC (€11.3 million and €6.3 million in the prior year periods), while other income from TCCC was €15.3 million and €8.9 million respectively (€11.1 million and €9.1 million in the prior year periods). There were no other expenses incurred in the first half of 2010 and second quarter (€3.5 million and €2.4 million in the prior year periods).

As at 2 July 2010, the Group had a total amount of €57.6 million (€64.2 million as at 31 December 2009) due from TCCC, and had a total amount of €213.2 million (€125.1 million as at 31 December 2009) due to TCCC.

b) Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Stock Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 44% (2009: 44%) ownership by the parent of Kar-Tess Holding S.A., which as at 2 July 2010 owned 29.5% (2009: 29.5%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

During the first half and the second quarter of 2010, the Group made purchases of €51.9 million and €32.5 million respectively (€34.8 million and €20.7 million in the prior year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €2.4 million and €1.2 million respectively (€2.5 million and €1.3 million in the prior year periods). Other income from Frigoglass during the first half and the second quarter of 2010 was €0.2 million and €0.1 million respectively (€0.5 million in both the prior year periods). As at 2 July 2010, Coca-Cola Hellenic owed €7.9 million (€3.6 million as at 31 December 2009) to, and was owed €2.8 million (€4.7 million as at 31 December 2009) by Frigoglass.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

15.                   Related party transactions (continued)

c) Other related parties

During the first half and the second quarter of 2010, the Group purchased €56.3 million and €37.5 million of raw materials and finished goods (€57.4 million and €35.2 million in the prior year periods) and fixed assets of €0.4 million from other related parties in both periods under review (€0.4 million and nil in the prior year periods). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.4 million both for the first half and the second quarter of 2010 (€0.2 million in both prior year periods). Furthermore, during the first half and the second quarter of 2010, the Group incurred other expenses of €1.3 million and €0.6 million respectively (€2.4 million and €0.6 million in the prior year periods) and recorded income of €1.2 million in the first half and €0.9 million in the second quarter of 2010 from other related parties (€0.4 million and €0.1 million in the prior year periods). As at 2 July 2010, the Group owed €24.0 million (€4.5 million as at 31 December 2009) to, and was owed €1.8 million (€1.8 million as at 31 December 2009) by other related parties.

There were no transactions between Coca-Cola Hellenic and its directors and senior management except for remuneration for the period ended 2 July 2010.

There were no other significant transactions with related parties for the period ended 2 July 2010.

Report on Review of Interim Financial Information

To the Shareholders of “Coca-Cola Hellenic Bottling Company S.A.”

Introduction

We have reviewed the accompanying condensed company and consolidated balance sheet of Coca-Cola Hellenic Bottling Company S.A. (the “Company”) and its subsidiaries (the “Group) as of 2 July 2010 and the related condensed company and consolidated statements of income and comprehensive income, changes in equity and cash flows for the six-month period then ended and the selected explanatory notes, as set out on pages 13 to 28. Management is responsible for the preparation and presentation of this condensed interim financial information in accordance with International Financial Reporting Standards as they have been adopted by the European Union and applied to interim financial reporting (International Accounting Standard “IAS 34”). Our responsibility is to express a conclusion on this interim condensed financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Athens, 28 July 2010

PricewaterhouseCoopers S.A.

268 Kifissias Avenue

152 32 Halandri, Greece

Coca-Cola Hellenic Bottling Company S.A.

announces share buy-back

Athens, Greece — 3 August 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, in accordance with article 4, paragraph 4 of Regulation 2273/2003 of the European Commission and pursuant to relevant resolutions of the Extraordinary General Meeting of its shareholders dated 27 April 2009 and of its Board of Directors dated 30 April 2009, that on 2 August 2010 it bought back 40,275 shares at an average price of euro 18.1821 per share, with a total value of euro 732,283.71. The shares were purchased through National P&K Securities S.A.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces share buy-back

Athens, Greece — 4 August 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, in accordance with article 4, paragraph 4 of Regulation 2273/2003 of the European Commission and pursuant to relevant resolutions of the Extraordinary General Meeting of its shareholders dated 27 April 2009 and of its Board of Directors dated 30 April 2009, that on 3 August 2010 it bought back 41,913 shares at an average price of euro 18.1638 per share, with a total value of euro 761,300.45. The shares were purchased through National P&K Securities S.A.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces share buy-back

Athens, Greece — 5 August 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, in accordance with article 4, paragraph 4 of Regulation 2273/2003 of the European Commission and pursuant to relevant resolutions of the Extraordinary General Meeting of its shareholders dated 27 April 2009 and of its Board of Directors dated 30 April 2009, that on 4 August 2010 it bought back 32,758 shares at an average price of euro 18.5955 per share, with a total value of euro 609,151.15. The shares were purchased through National P&K Securities S.A.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces share buy-back

Athens, Greece — 6 August  2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, in accordance with article 4, paragraph 4 of Regulation 2273/2003 of the European Commission and pursuant to relevant resolutions of the Extraordinary General Meeting of its shareholders dated 27 April 2009 and of its Board of Directors dated 30 April 2009, that on 5 August 2010 it bought back 50,000 shares at an average price of euro 19.0949 per share, with a total value of euro 954,745.70. The shares were purchased through National P&K Securities S.A.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces share buy-back

Athens, Greece — 9 August 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, in accordance with article 4, paragraph 4 of Regulation 2273/2003 of the European Commission and pursuant to relevant resolutions of the Extraordinary General Meeting of its shareholders dated 27 April 2009 and of its Board of Directors dated 30 April 2009, that on 6 August 2010 it bought back 50,000 shares at an average price of euro 18.8369 per share, with a total value of euro 941,845.65. The shares were purchased through National P&K Securities S.A.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces share buy-back

Athens, Greece — 10 August 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, in accordance with article 4, paragraph 4 of Regulation 2273/2003 of the European Commission and pursuant to relevant resolutions of the Extraordinary General Meeting of its shareholders dated 27 April 2009 and of its Board of Directors dated 30 April 2009, that on 9 August 2010 it bought back 52,000 shares at an average price of euro 18.9472 per share, with a total value of euro 985,256.47. The shares were purchased through National P&K Securities S.A.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces share buy-back

Athens, Greece — 11 August 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, in accordance with article 4, paragraph 4 of Regulation 2273/2003 of the European Commission and pursuant to relevant resolutions of the Extraordinary General Meeting of its shareholders dated 27 April 2009 and of its Board of Directors dated 30 April 2009, that on 10 August 2010 it bought back 44,379 shares at an average price of euro 18.8257 per share, with a total value of euro 835,464.04. The shares were purchased through National P&K Securities S.A.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces share buy-back

Athens, Greece — 12 August 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, in accordance with article 4, paragraph 4 of Regulation 2273/2003 of the European Commission and pursuant to relevant resolutions of the Extraordinary General Meeting of its shareholders dated 27 April 2009 and of its Board of Directors dated 30 April 2009, that on 11 August 2010 it bought back 36,998 shares at an average price of euro 18.7539 per share, with a total value of euro 693,858.31. The shares were purchased through National P&K Securities S.A.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the publication of prospectus relating to the EUR 2,000,000,000

Euro Medium Term Note Programme

Athens, Greece — 23 August 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 20 August 2010 relating to the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor.

The Base Prospectus approval relates to the ordinary course annual update of the €2,000,000,000 Euro Medium Term Note Programme and not to any issuance of notes thereunder.

To view the full text of the August 20 supplementary prospectus, please paste the following URL into the address bar of your browser:

http://www.coca-colahellenic.com/investorrelations/Debtholders/Fundingsources/

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005

REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY

PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES

AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Athens, Greece — 24 August 2010 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in August 2010 of stock options by employees and former employees of the Company and its affiliated companies, pursuant to stock option plans approved by the General Meetings of the Company. The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.             The offering was made to 74 employees of the Group (55 of which are employees or former employees of the Company’s foreign affiliates). Out of those employees, 5 persons (who are employees or former employees of the Company’s foreign affiliates) exercised stock options by written notice to the Company’s Board of Directors. The offering was made with respect to an aggregate of 3,680,223 new ordinary shares of the Company, of a nominal value of EUR 0.50 each, out of which 102,700 options were actually exercised and an equal number of shares were issued.

2.             The total number of stock options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 16,881,611. Out of these options, 7,004,492 are currently in force (i.e. they have neither been exercised or forfeited), of which 3,577,523 options have already vested and the others will vest in stages until March 17, 2020.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	14.68		9.79		8.29		66,200	548,798
2.	22.11.2001	13.12.2001	12.08		8.05		6.55		0	0.00
3.	22.11.2001	13.12.2001	14.53		9.69		8.19		10,000	81,900
4.	06.06.2003	23.06.2003	12.95		8.63		7.13		0	0.00
5.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		20,000	193,400
6.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		3,000	32,760
7.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		0	0.00
8.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0	0.00
9.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		0	0.00
10.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		0	0.00
11.	17.06.2005	13.12.2007	—		28.75	**	27.25		0	0.00
12.	17.06.2005	20.06.2008	—		24.54	**	23.04		0	0.00
13.	17.06.2005	11.12.2008	—		11.36	**	9.86		3,500	34,510
14.	18.06.2009	10.12.2009	—		—		16.54	***	0	0.00
15.	18.06.2009	18.3.2010	—		—		20.00	***	0	0.00
Total:									102,700	891,368

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting dated 16.10.2009 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Stock Exchange on the Grant Date.

4.             The payment of the share capital increase of the Company was completed on 2 August 2010 and was certified by virtue of a decision of the Company’s Board of Directors dated 3 August 2010. The Ministry of Finance, Competitiveness and Shipping proceeded to the registration of the share capital increase and the certification of its payment with the Companies Registry (Decision number K2-7701/18-8-2010).

5.             The share capital of the Company was increased by EUR 51,350 whereas the share premium account was increased by EUR 840,018. As a result, the share capital of the Company amounts to EUR 182,983,396 and is divided into 365,966,792 ordinary shares of a nominal value of EUR 0.50 each.

6.             The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Stock Exchange.

The person responsible for the accuracy of the information related to the Stock Option Plan is Mrs. Sarah Robinson, Group Rewards Director, tel.: +30 210 61 83 175. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Fragoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com), as well as the website of the Athens Exchange (www.ase.gr). Further information may be obtained from Mr. Vassilis Fragoulis, Group Compensation and Benefits Manager, tel.: +30 210 6183 312.

INQUIRIES:
Company contacts:
Coca-Cola Hellenic
George Toulantas	Tel: +30 210 61 83 255
Director Investor Relations	email : george.toulantas@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN
Sarah Robinson	Tel: +30 210 61 83 175
Group Rewards Director	email: sarah.robinson@cchellenic.com

Vassilis Fragoulis
Group Compensation and Benefits	Tel: +30 210 61 83 312
Manager	email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date August 31, 2010